SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED
        PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(a)
                      (Amendment No. ___)*

                  TTI Industries, Incorporated
=================================================================
                        (Name of Issuer)

            Common Stock, $.01 no par value per share
=================================================================
                 (Title of Class of Securities)
                           873051 10 6
=================================================================
                         (CUSIP Number)

              Terminator Technologies, Incorporated
                    3838 Oak Lawn, Suite 1000
                        Dallas, TX  75219
                         (214) 520-1702
=================================================================
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           May 6, 1998
=================================================================
              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(e)(f) or (g), check the following box.  [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                 (Continued on following pages)

                      (Page 1 of 15 Pages)

     *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Cusip No. 873051 10 6              13D


(1)  Name of  Reporting Person                 Joseph H. Stephens
     Social Security                                          N/A
     No. of Above Person

(2)  Check the Appropriate Box if a                      (a)  [x]
     Member of a Group*                                  (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds*                                          PF

(5)  Check Box if Disclosure of Legal                         [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization           United States
                                                     of America

     Number of Shares         (7)   Sole Voting           400,000
                                    Power
      Beneficially
                              (8)   Shared Voting       1,936,891
      Owned by Each                 Power

     Reporting Person         (9)   Sole Dispositive      400,000
                                    Power
        with:
                              (10)  Shared Dispositive  1,936,891
                                    Power

(11) Aggregate Amount Beneficially Owned                2,336,891
     by Each Reporting Person

(12) Check Box if the Aggregate Amount in                    [  ]
     Row (11) Excludes Certain Shares*

(13) Percent of Class Represented by                        57.8%
     Amount in Row (11)

(14) Type of Reporting Person*                                 IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

Cusip No. 873051 10 6              13D


(1)  Name of  Reporting Person                 Pierre S. Korsmoe
     Social Security                                          N/A
     No. of Above Person

(2)  Check the Appropriate Box if a                      (a)  [x]
     Member of a Group*                                  (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds*                                          PF

(5)  Check Box if Disclosure of Legal                         [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization            United States
                                                      of America

     Number of Shares         (7)   Sole Voting           400,000
                                    Power
      Beneficially
                              (8)   Shared Voting       1,936,891
      Owned by Each                 Power

     Reporting Person         (9)   Sole Dispositive      400,000
                                    Power
        with:
                              (10)  Shared Dispositive  1,936,891
                                    Power

(11) Aggregate Amount Beneficially Owned                2,336,891
     by Each Reporting Person

(12) Check Box if the Aggregate Amount in                    [  ]
     Row (11) Excludes Certain Shares*

(13) Percent of Class Represented by                        57.8%
     Amount in Row (11)

(14) Type of Reporting Person*                                 IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

Cusip No. 873051 10 6              13D


(1)  Name of  Reporting Person              Sytek Resources, Inc.
     Social Security                                          N/A
     No. of Above Person

(2)  Check the Appropriate Box if a                      (a)  [x]
     Member of a Group*                                  (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds*                                          WC

(5)  Check Box if Disclosure of Legal                         [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization           United States
                                                     of America

     Number of Shares         (7)   Sole Voting           400,000
                                    Power
      Beneficially
                              (8)   Shared Voting       1,936,891
      Owned by Each                 Power

     Reporting Person         (9)   Sole Dispositive      400,000
                                    Power
        with:
                              (10)  Shared Dispositive  1,936,891
                                    Power

(11) Aggregate Amount Beneficially Owned                2,336,891
     by Each Reporting Person

(12) Check Box if the Aggregate Amount in                    [  ]
     Row (11) Excludes Certain Shares*

(13) Percent of Class Represented by                        57.8%
     Amount in Row (11)

(14) Type of Reporting Person*                                 CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

Cusip No. 873051 10 6              13D


(1)  Name of  Reporting Person                AMJ Resources, Inc.
     Social Security                                          N/A
     No. of Above Person

(2)  Check the Appropriate Box if a                      (a)  [x]
     Member of a Group*                                  (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds*                                          WC

(5)  Check Box if Disclosure of Legal                         [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization           United States
                                                     of America

     Number of Shares         (7)   Sole Voting           336,891
                                    Power
      Beneficially
                              (8)   Shared Voting       2,000,000
      Owned by Each                 Power

     Reporting Person         (9)   Sole Dispositive      336,891
                                    Power
        with:
                              (10)  Shared Dispositive  2,000,000
                                    Power

(11) Aggregate Amount Beneficially Owned                2,336,891
     by Each Reporting Person

(12) Check Box if the Aggregate Amount in                    [  ]
     Row (11) Excludes Certain Shares*

(13) Percent of Class Represented by                        57.8%
     Amount in Row (11)

(14) Type of Reporting Person*                                 CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

Cusip No. 873051 10 6              13D


(1)  Name of  Reporting Person                 AM Resources, Inc.
     Social Security                                          N/A
     No. of Above Person

(2)  Check the Appropriate Box if a                      (a)  [x]
     Member of a Group*                                  (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds*                                          WC

(5)  Check Box if Disclosure of Legal                         [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization           United States
                                                     of America

     Number of Shares         (7)   Sole Voting           400,000
                                    Power
      Beneficially
                              (8)   Shared Voting       1,936,891
      Owned by Each                 Power

     Reporting Person         (9)   Sole Dispositive      400,000
                                    Power
        with:
                              (10)  Shared Dispositive  1,936,891
                                    Power

(11) Aggregate Amount Beneficially Owned                2,336,891
     by Each Reporting Person

(12) Check Box if the Aggregate Amount in                    [  ]
     Row (11) Excludes Certain Shares*

(13) Percent of Class Represented by                        57.8%
     Amount in Row (11)

(14) Type of Reporting Person*                                 CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

Cusip No. 873051 10 6              13D


(1)  Name of Reporting Person            Terminator Technologies,
                                           Incorporated
     Social Security                                          N/A
     No. of Above Person

(2)  Check the Appropriate Box if a                      (a)  [x]
     Member of a Group*                                  (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds*                                          WC

(5)  Check Box if Disclosure of Legal                         [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization           United States
                                                     of America

     Number of Shares         (7)   Sole Voting           400,000
                                    Power
      Beneficially
                              (8)   Shared Voting       1,936,891
      Owned by Each                 Power

     Reporting Person         (9)   Sole Dispositive      400,000
                                    Power
        with:
                              (10)  Shared Dispositive  1,936,891
                                    Power

(11) Aggregate Amount Beneficially Owned                2,336,891
     by Each Reporting Person

(12) Check Box if the Aggregate Amount in                    [  ]
     Row (11) Excludes Certain Shares*

(13) Percent of Class Represented by                        57.8%
     Amount in Row (11)

(14) Type of Reporting Person*                                 CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

Cusip No. 873051 10 6              13D


                          SCHEDULE 13D
                          ------------
                  Filed Pursuant to Rule 13d-1


1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to the common stock, $0.01 par value per share (the "Common Stock"), of TTI Industries, Incorporated, a Texas corporation, which has its principal executive offices located at 3838 Oak Lawn Avenue, Suite 1000, Dallas, Texas 75219 (the "Issuer").

2.   IDENTITY AND BACKGROUND.

     Group Filing Only. Pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Statement is filed jointly by Terminator Technologies, Incorporated, a Texas a corporation ("TTI"), Sytek Resources, Inc., a Delaware corporation ("Sytek"), AMJ Resources, Inc., a Delaware corporation ("AMJ"), AM Resources, Inc., a Delaware corporation ("AM"), Pierre S. Korsmoe ("PSK"), and Joseph H. Stephens ("JHS") (collectively, the "Reporting Persons"), as a "group", as such term is used in Rule 13d-5 of the Exchange Act. However, each of such Reporting Persons expressly states that it is included in this Statement solely for the purpose of presenting the information with respect to the ownership of the Common Stock and disclaims any knowledge as to any statements made herein on behalf of the other Reporting Persons. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock owned by the other Reporting Persons, pursuant to Rule 13d-4 of the Exchange Act. The Reporting Persons have included as Exhibit 99.1 to this Statement an agreement in writing that this Statement is filed on behalf of each of them.

     (a) - (c) and (f). TTI is principally engaged in the business of marketing and manufacturing environmentally friendly pesticides and pesticide dispensers. The principal business and office address of TTI is 3838 Oak Lawn Avenue, Suite 1000, Dallas, Texas 75219. The name, citizenship, business address and present principal occupation or employment of each of the executive officers, directors or persons who may be deemed in control of TTI, if any, are set forth on Schedule 1 attached hereto and incorporated herein by reference. Such persons are collectively referred to herein as the "TTI Individuals."

     Sytek, AMJ and AM are principally engaged in the businesses of product marketing, product manufacturing and pest control product research, respectively. The principal business and office address of each of Sytek, AMJ and AM is 1071 Foxhurst Way, San Jose, California 95120. The name, citizenship, business address and present principal occupation or employment of each of the executive officers, directors or persons who may be deemed in control of Sytek, AMJ and AM, if any, are set forth on Schedule 1 attached hereto and incorporated herein by reference. Such persons shall collectively be referred to herein as the "Sytek Individuals," "AMJ Individuals," and "AM Individuals," respectively.

Cusip No. 873051 10 6              13D


     PSK is a certified public accountant and his principal business and office address is 2000 Santa Clara Avenue, Alameda, CA 94501. JHS is an attorney and his principal business and office address is 1440 Broadway, Suite 607, Oakland, CA 94612.

     (d)-(e). During the last five years, neither the Reporting Persons nor any of the TTI Individuals, Sytek Individuals, AMJ Individuals or AM Individuals (collectively, "Individuals") has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and neither the Reporting Persons nor any Individuals is a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that, as a result of such proceeding, the Reporting Persons or any of the Individuals was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to the terms of the Stock Purchase Agreement dated January 15, 1998 (the "Agreement") among Environmental Plus, Incorporated (now known as TTI Industries, Incorporated), TTI, AMJ or their respective assigns (which included Sytek, AM, PSK and JHS) as "Purchasers" and George Davis, J.D. Davenport, Charles White, GD/JD Inc. and Northport Management Group, Inc., as "Sellers" (a) TTI, Sytek, AM, PSK and JHS each acquired 400,000 shares (9.9%) of common stock, $0.01 par value per share, of the Issuer for $0.04445 per share (for a total consideration of $17,780.00 each) and AMJ acquired 336,891 shares (8.3%) of common stock, $.10 par value per share, of the Issuer for $0.04445 per share (for a total consideration of $14,974.80). Collectively, the Reporting Persons acquired 2,336,891 (57.8%) shares of common stock of the Issuer for an aggregate purchase price of approximately $104,000.00. All shares acquired by Reporting Persons were acquired from personal funds or working capital and no portion of the purchase price was represented by funds borrowed or otherwise obtained from any bank or other third party.

4.   PURPOSE OF TRANSACTION.

     The securities of the Issuer were acquired pursuant to the Agreement, in connection with which the Reporting Persons collectively acquired approximately 57.8% of the outstanding shares of the common stock of the Issuer, resulting in a change of control of the Issuer. In connection with the Agreement, TTI was also granted a warrant to acquire an additional 1.5 million shares of common stock of the Issuer at a purchase price of $0.04445 per share, which warrant becomes exercisable on or about April 30, 1999. Prior to the consummation of the Agreement, the Issuer's board of directors consisted of Messrs. Davis, White and Davenport. Upon the closing of the Agreement, Messrs. White and Davenport resigned from the Issuer's board of directors, and were replaced by Frank Harrison, Sr. (a principal of TTI) and Joe Nicholson. Immediately prior to the consummation of the Agreement, the Issuer disposed of substantially all of its historic business assets and businesses. The Reporting Persons intend to cause the Issuer to be operated as a holding company for subsidiaries that will market and manufacture environmentally friendly pest control products and engage in research and development activities with regard to non-poisonous pest control products.

Cusip No. 873051 10 6              13D


5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Immediately upon the closing of the Agreement, the aggregate number of shares of Common Stock which may be deemed to have been beneficially owned by the Reporting Persons as a "group" was 2,336,891 shares, constituting approximately 57.8% of the outstanding Common Stock of the Issuer (based on 4,037,187 shares of common stock outstanding at May 6, 1998, adjusted for the 10 for one reverse stock split that occurred on May 1, 1998, as reflected in the Issuer's Current Report on Form 10-Q dated February 28, 1998).

     (b) Immediately upon the closing of the Agreement, TTI, Sytek, AM, PSK and JHS each had sole voting and dispositive power over 400,000 shares of Common Stock owned by them, respectively, and AMJ had sole voting and dispositive power over 336,891 shares (8.3% of common stock owned by it. Each Reporting Person acknowledges that it may be deemed to have shared voting and dispositive power over the shares held by the other Reporting Persons. However, pursuant to Rule 13d-4, each Reporting Person disclaims beneficial ownership of those shares of common stock over which it does not have sole voting and dispositive power.

     (c)  None.

     (d)  Not applicable.

     (e)  Not applicable.

6.    CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT  TO
      SECURITIES OF THE ISSUER.

     None.

7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit No.       Document Description
     -----------       -----------------------------------------

        10.1 Stock Purchase Agreement dated as of January 15, 1998 among Environmental Plus, Incorporated (now known as TTI Industries, Incorporated), AMJ Resources, Inc., George Davis, J.D. Davenport, Charles White, GD/JD, Inc. and Northport Management Group, Inc. (filed as Exhibit
                       10.1 to the Issuer's Annual Report on
                       Form 10-K dated August 31, 1997 and filed
                       February 27, 1998).

        99.1           Joint Filing Agreement, dated May
                       18, 1998, between Terminator Technologies,
                       Incorporated, Sytek Resources, Inc.,
                       AMJ Resources, Inc., AM Resources, Inc.,
                       Pierre S. Korsmoe and Joseph H. Stephens.

Cusip No. 873051 10 6              13D


                            SIGNATURE


     After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this Statement is true, complete and correct.

Date:     May 19, 1998.

                         Terminator Technologies, Incorporated.


                         By:  /s/ FRANK W. HARRISON, SR.
                            -------------------------------------
                              Frank W. Harrison, Sr., President

                         Sytek Resources, Inc.

                         By:/s/ DAVID GRIFFIN
                            -------------------------------------
                              David Griffin, President

                         AMJ Resources, Inc.

                         By:  /s/ DEBRA MILLER
                            -------------------------------------
                              Debra Miller, President

                         AM Resources, Inc.

                         By:    /s/ DEBRA MILLER
                            -------------------------------------
                              Debra Miller, President


                             /s/ PIERRE S. KORSMOE
                         ----------------------------------------
                         Pierre S. Korsmoe


                              /s/ Joseph H. Stephens
                         ----------------------------------------
                         Joseph H. Stephens




            Attention:  Intentional misstatements or
              omissions of fact constitute federal
           criminal violations (see 18 U.S. C. 1001).

Cusip No. 873051 10 6              13D


                           SCHEDULE 1

(a) Directors and executive officers of Terminator Technologies, Incorporated.

     Set forth below is the name, citizenship, business address and present principal occupation or employment of each director and executive officer of Terminator Technologies, Incorporated:

<CAPTION

                                             Present Principal
                                             Occupation or       Position with
Name and Citizenship    Business Address     Employment          Reporting Person*
----------------------- -------------------  ------------------- ------------------
Frank W. Harrison, Sr.  3838 Oak Lawn        Business Executive  Director, President
(United States)         Avenue, Suite 1000
                        Dallas, Texas 75219

* Mr. Harrison is also the majority shareholder of Terminator
  Technologies, Inc. and may be deemed to control such entity.


     Terminator Technologies, Incorporated advises that, except as disclosed above, no persons and/or organizations control the Reporting Person (either individually or as a group) as that term is used in General Instruction C to Rule 13d-101 promulgated under the Securities Exchange Act of 1934, as amended.

     (b) Directors and executive officers of Sytek Resources, Inc.

     Set forth below is the name, citizenship, business address and present principal occupation or employment of each director and executive officer of Sytek Resources, Inc.:

                                      Present Principal
Name and                              Occupation or         Position with
Citizenship      Business Address     Employment            Reporting Person
---------------  ------------------   --------------------  -------------------
David Griffin    1071 Foxhurst Way    Business Executive -  Director, President
(United States)  San Jose, CA         Director of Marketing
                                      of Terminator
                                      Technologies, Inc.

Candace Wolfe    1071 Foxhurst Way    Corporate Secretary   Director, Secretary
(United States)  San Jose, CA

     Sytek Resources, Incorporated advises that no persons and/or organizations control the Reporting Person (either individually or as a group) as that term is used in General Instruction C to Rule 13d-101 promulgated under the Securities Exchange Act of 1934, as amended.

Cusip No. 873051 10 6              13D


     (c)  Directors and Executive Officers of AMJ Resources, Inc.

     Set forth below is the name, citizenship, business address and principal occupation or employment of each director and executive officer of AMJ Resources, Inc.

                                          Present Principal
                                          Occupation or        Position with
Name and Citizenship  Business Address    Employment           Reporting Person
--------------------  ----------------    ------------------   -------------------
Debra Miller          1071 Foxhurst Way   Business Executive   Director, President
(United States)       San Jose, CA

Bridgit Miner         1071 Foxhurst Way   Business Executive   Director, Secretary
(United States)       San Jose, CA

     AMJ Resources, Inc. advises that no persons and/or organizations control the Reporting Person (either individually or as a group) as that term is used in General Instruction C to Rule 13d-101 promulgated under the Securities Exchange Act of
1934, as amended.

     (d)  Directors and Executive Officers of AM Resources, Inc.

     Set forth below is the name, citizenship, business address and principal occupation or employment of each director and executive officer of AM Resources, Inc.


                                          Present Principal
                                          Occupation or        Position with
Name and Citizenship  Business Address    Employment           Reporting Person
--------------------  -----------------   ------------------   -------------------
Debra Miller          1071 Foxhurst Way   Business Executive   Director, President,
(United States)       San Jose, CA                             Secretary

     AM Resources, Inc. advises that no persons and/or organizations control the Reporting Person (either individually or as a group) as that term is used in General Instruction C to Rule 13d-101 promulgated under the Securities Exchange Act of
1934, as amended.

Cusip 873051 10 6             13D


                     Joint Filing Agreement

                          Exhibit 99.1

     In accordance with 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a Statement on Schedule 13D (including any amendments thereto) with respect to the Common Stock of TTI Industries, Incorporated. This Joint Filing Agreement shall be included as an exhibit to such filing. In evidence thereof, each of the undersigned, being duly authorized, hereby executes this Joint Filing Agreement as of the 19th day of May, 1998.

                         Terminator Technologies, Incorporated


                         By:  /s/ FRANK W. HARRISON, SR.
                            -------------------------------------
                              Frank W. Harrison, Sr., President

                         Sytek Resources, Inc.

                         By:     /s/ DAVID GRIFFIN
                            -------------------------------------
                              David Griffin, President

                         AMJ Resources, Inc.

                         By:    /s/ DEBRA MILLER
                            -------------------------------------
                              Debra Miller, President

                         AM Resources, Inc.

                         By:       /s/ DEBRA MILLER
                            -------------------------------------
                              Debra Miller, President


                              /s/ PIERRE S. KORSMOE
                         ----------------------------------------
                         Pierre S. Korsmoe


                              /s/ JOSEPH H. STEPHENS
                         ----------------------------------------
                         Joseph H. Stephens